Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the First Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The first meeting (the “Meeting”) of the fifth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) was held on July 24, 2015 at the conference room located on Floor A18 of China Life Plaza, Beijing. The supervisors were notified of the Meeting by way of a written notice dated July 20, 2015. Out of the Company’s five supervisors, all five supervisors attended the Meeting in person, including supervisors Miao Ping, Shi Xiangming, Xiong Junhong, Zhan Zhong and Wang Cuifei. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association of the Company, and Procedural Rules for the Board of Supervisors of the Company.

Supervisor Mr. Shi Xiangming presided the review of the Proposal on the Election of Mr. Miao Ping as the Chairman of the Fifth Session of the Board of Supervisors of the Company. The supervisors who were present passed the resolution unanimously after sufficient review and discussion:

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

July 24, 2015